

Mail Stop 3030

March 9, 2010

CT Corporation
As Agent for Sensata Technologies Holding N.V.
111 Eighth Avenue
New York, NY 10011

> **Re:** **Sensata Technologies Holding N.V.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 8, 2010**
> **File No. 333-163335**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Shareholders, page 144

1.   We note your response to prior comment 7; however, the disclosure that you provide to satisfy your obligations under Regulation S-K Item 403 must be consistent with the definition of beneficial ownership in that Item. You may provide additional information by footnote, another table or otherwise, but that additional information may not replace the disclosure required by Item 403.

Underwriting, page 182

2.   We reissue comment 9 because your disclosure continues to omit information
        from your previous disclosure. For example, the current amendment does not
        mention past holdings by Goldman Sachs.

Directed Share Program, page 186

3.   From your revisions in response to prior comment 11, it remains unclear whether
        a directed share participant who does not pay for the shares may retain the shares,
        whether because the shares cannot be sold or reallocated or otherwise. Please
        revise.

Exhibits

4.   Please expand your response to the first bullet point of prior comment 12 to
        explain why the assumption regarding the private deed of issuance is necessary.
        Include in your response a clear explanation of:

        • why the deed cannot be "validly executed" before the opinion is issued, and
        • how the shares could be issued "in accordance with the Underwriting
          Agreement" but not be issued pursuant to "a validly issued Deed of Issuance
          in the form reviewed by" counsel. If the underwriting agreement
          contemplates that the shares would be issued pursuant to a valid deed, it is
          unclear why an opinion that is conditioned on the shares being issued in
          accordance with the underwriting agreement must also include a condition
          regarding the deed.

        Also provide in your response an analysis of the risk to investors if the condition
        in the opinion regarding the deed does not occur and why you believe that
        disclosure in your prospectus regarding that risk is not necessary.

5.   Your response to the second bullet point of prior comment 12 does not address
        our concern regarding the language in the opinion that might be inconsistent with
        the liability provisions of the United States securities laws applicable to your
        registration statement and appears to suggest to investors that those provisions
        may be limited contrary to Section 14 of the Securities Act. Please file an opinion
        that is revised accordingly.

Signatures

6.   Please include the signature of your duly authorized representative in the United
        States.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis M. Myers, P.C.
                Kirkland & Ellis LLP